Exhibit 99.1

Franco-Nevada Reports Strong Year-End 2015 Results and Provides Outlook

TORONTO, March 10, 2016 - Franco-Nevada Corporation (TSX: FNV; NYSE: FNV) is pleased to report its results for the fourth quarter and year end December 31, 2015.

Q4 2015 Highlights

•      Record 106,312 Gold Equivalent Ounces1 (“GEOs”), an increase of 14.6% over Q4 2014;

•      $121.3 million in revenue (Q4 2014 - $123.0 million);

•      Adjusted EBITDA2 of $95.8 million, or $0.61 per share (Q4 2014 - $96.2 million, or $0.62 per share);

•      Adjusted Net Income3  of $23.7 million, or $0.15 per share (Q4 2014 - $31.6 million or $0.20 per share);

•      Non-cash impairment charges of $62.8 million, predominantly related to oil interests; and

•      Net Loss of $31.4 million, or $0.20 per share (Q4 2014 — Net Income of $1.6 million, or $0.01 per share).

2015 Highlights

•      Record 360,070 GEOs (2014 — 293,415 GEOs), 22.7% higher than 2014;

•      Record $443.6 million in revenue (2014 - $442.4 million);

•      Adjusted EBITDA of $339.3 million, or $2.16 per share (2014 - $356.9 million, or $2.37 per share);

•      Adjusted Net Income of $88.9 million , or $0.57 per share (2014 - $137.5 million, or $0.91 per share);

•      Over $1.0 billion invested in 2015 followed by another $500.0 million in early 2016; and

•      Declared dividends of $129.0 million, eigth consecutive year of increases.

“Franco-Nevada’s diversified portfolio continues to perform well,” stated David Harquail, CEO.  “Overall, the underlying operations are meeting or exceeding our expectations.  On top of this, we have been able to add significant new high-quality and long-duration assets that will further strengthen the portfolio and provide additional growth.  In just the last 18 months over $2 billion has been invested in these new assets and their initial performances have been excellent. Thanks to the support of our investors in our recent equity issue, Franco-Nevada has net cash and is well positioned for further investments.”

REVENUES AND GEOs BY ASSET CATEGORIES

	For the three months ended December 31, 2015		For the year ended December 31, 2015
	Revenue	GEOs(1)	Revenue	GEOs(1)
	(in millions)		(in millions)
Precious Metals
Gold	$88.0	79,800	$337.5	291,521
Silver	18.9	17,112	34.7	30,427
PGM	7.9	7,523	33.3	29,335
Precious Metals — Total	$114.8	104,435	$405.5	351,283
Other Minerals	2.1	1,877	10.1	8,787
Oil & Gas	4.4	—	28.0	—
	$121.3	106,312	$443.6	360,070

For the fourth quarter of 2015, revenue was earned 95% from precious metals (73% gold, 16% silver and 6% PGM) and 84% from the Americas (18% U.S., 22% Canada and 44% Latin America). Costs and expenses were impacted by higher depletion expense, due to the recent Antamina acquisition, and an impairment charge on the Company’s Weyburn and Midale Unit interests. Oil & gas production levels were stable with the associated oil & gas revenue decreasing significantly year over year due to lower average oil & gas prices in 2015. Cash provided by operating activities before changes to working capital was $88.9 million.

2016 Guidance

For 2016, Franco-Nevada expects attributable royalty and stream production to total 425,000 to 445,000 GEOs from its mineral assets and revenue of $15.0 million to $25.0 million from its oil & gas assets. Of the 425,000 to 445,000 GEOs, 295,000 to 305,000 GEOs are expected from Franco-Nevada’s various stream agreements. For 2016 guidance, silver, platinum and palladium metals have been converted to GEOs using assumed commodity prices of $1,200/oz Au, $15/oz Ag, $900/oz Pt and $500/oz Pd. The WTI oil price is assumed to average $35 per barrel with a $3.50 per barrel price differential for Canadian oil. The Company estimates depletion expense of $250.0 million to $275.0 million for 2016.

2020 Outlook

Our five year outlook is based on respective operators’ public projections for each asset. Using the same commodity price assumptions as were used for our 2016 guidance (see above), other than for oil which assumes a WTI price of $55 per barrel, and assuming no other acquisitions, Franco-Nevada expects its existing portfolio to generate between 500,000 to 520,000 GEOs by 2020, with Cobre Panama operating at First Quantum’s projected capacity, and between $35.0 million to $45.0 million in revenues from our oil & gas assets.

Corporate Updates

•      Antapaccay: On February 26, 2016, Franco-Nevada acquired a $500.0 million precious metals stream from Glencore plc with reference to production from the Antapaccay mine located in Peru.

•      Equity Financing: On February 19, 2016, Franco-Nevada completed a bought deal financing with a syndicate of underwriters for 19.2 million common shares at $47.85 per common share. Net proceeds were $884.3 million.

•      Antamina: On October 9, 2015, Franco-Nevada acquired a $610.0 million precious metals stream from Teck Resources Limited with reference to production from the Antamina mine located in Peru.

•      Cobre Panama: On October 7, 2015, Franco-Nevada made its initial payment of $337.9 million under the Cobre Panama commitment and expects to contribute $130.0 million to $150.0 million in 2016.

Q4 2015 Portfolio Updates

•      Precious Metals — U.S.: GEOs from U.S. precious metals assets increased to 20,064 GEOs mainly due to higher production at Goldstrike, Marigold and Mesquite, partially offset by lower production at Stillwater and Bald Mountain and fewer ounces under the Fire Creek/Midas fixed deliveries due to a reduction of the monthly ounce obligation in 2015 compared to 2014. Barrick Gold Corporation announced that its thiosulphate circuit at Goldstrike achieved commercial production and that it expects production from its South Arturo project in 2016.

•      Precious Metals — Canada: GEOs from Canadian assets decreased in the quarter due to lower production at Sudbury, Hemlo and East Timmins (formerly Golden Highway). On January 11, 2016, Rubicon Minerals Corporation released a significantly reduced resource estimate on its Phoenix project. As a result, Franco-Nevada recorded an impairment charge of $11.4 million in the quarter. On February 8, 2016, Lake Shore Gold Corp. (“Lake Shore”) released initial resources at its 144 Gap project where Franco-Nevada holds a 2.25% net smelter return royalty (“NSR”). On February 8, 2016, Tahoe Resources Inc. announced its acquisition of Lake Shore by way of a share purchase. On January 25, 2016, Detour Gold Corporation released a new 23 year life of mine plan. Franco-Nevada holds a 2% NSR on the Detour Lake mine. On January 26, 2016, Kirkland Lake Gold Inc. announced the completion of its acquisition of St Andrew Goldfields Ltd.

•      Precious Metals - Latin America: Candelaria had a strong quarter delivering 21,846 GEOs to Franco-Nevada and Antamina contributed 13,021 GEOs.

•      Precious Metals — Rest of World: Contributions from MWS, Sabodala and Duketon represented approximately 77% of the total GEOs received from Rest of World assets for Q4 2015.  On March 8, 2016, True Gold Mining Inc. announced that it had started irrigating ore on the heap leach pad and is well advanced with commissioning of the plant at the Karma project and is on track for gold production in Q2 2016.  Franco-Nevada is financing a portion of the construction of the Karma project through a gold stream arrangement and expects to receive 12,500 ounces in 2016 under its stream agreement with True Gold. On March 4, 2016, Endeavour Mining Corporation announced the acquisition of True Gold Mining Inc.

•      Oil & gas: Revenue from oil & gas assets was $4.4 million in Q4 2015 with similar production levels as Q4 2014. The decrease in revenue is the result of lower average oil & gas prices. On November 6, 2015, Franco-Nevada acquired an additional 0.29% working interest in the Weyburn Unit for C$6.4 million. During the quarter, Franco-Nevada completed an impairment assessment on its Weyburn and Midale Units which resulted in an impairment charge of $51.4 million being recorded.

Shareholder Information and 2016 Asset Handbook

The complete Consolidated Annual Financial Statements and Management’s Discussion and Analysis can be found today on Franco-Nevada’s website at www.franco-nevada.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Management will host a conference call tomorrow, Friday, March 11, 2016 at 11:00 a.m. Eastern Time to review Franco-Nevada’s 2015 results as well as discuss the 2016 and five-year outlook.  In addition, Franco-Nevada will be releasing its 2016 Asset Handbook with updated disclosures on our assets and the number of gold ounces and royalty equivalent units associated with each asset.

Interested investors are invited to participate as follows:

•      Via Conference Call:  Toll-Free: (888) 231-8191; International: (647) 427-7450

•      Conference Call Replay: A recording will be available until March 18, 2016 at the following numbers: Toll-Free (855) 859-2056; International (416) 849-0833; Pass code 62664636.

•      Webcast: A live audio webcast will be accessible at www.franco-nevada.com.

Corporate Summary

Franco-Nevada Corporation is the leading precious metals focused royalty and stream company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to many of the risks of operating companies. It trades under the symbol FNV on both the Toronto and New York stock exchanges.  Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Stefan Axell	Sandip Rana
Director, Corporate Affairs	Chief Financial Officer
416-306-6328 info@franco-nevada.com	416-306-6303

Forward Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources and GEOs will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory,  political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Corporation is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; and the integration of acquired assets. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Corporation’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; ; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

NON-IFRS MEASURES:  Adjusted Net Income and Adjusted EBITDA are intended to provide additional information only and do not have any standardized meaning prescribed under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.  Other companies may calculate these measures differently. For a reconciliation of these measures to various IFRS measures, please see below or the Company’s current MD&A disclosure found on the Company’s website, on SEDAR and on EDGAR.

(1)         GEOs include our gold, silver, platinum, palladium and other mineral assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Platinum, palladium, silver and other minerals were converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the average gold price for the period. For Q4 2015, the average commodity prices were as follows: $1,104/oz gold (2014 - $1,200/oz); $908/oz platinum (2014 - $1,229/oz); $14.76/oz silver (2014 - $16.47/oz) and $606/oz palladium (2014 - $788/oz). For 2015, the average commodity prices were as follows: $1,160/oz gold (2014- $1,266/oz), $1,054/oz platinum (2014 - $1,385/oz), $15.68/oz silver (2014 - $19.05/oz) and $691/oz palladium (2014 - $803/oz).

(2)         Adjusted EBITDA is defined by the Company as net income (loss) excluding income tax expense/recovery, finance income and expenses, foreign exchange gains/losses, gains/losses on the sale of investments, depletion and depreciation, non-cash costs of sales and impairment charges related to royalties, streams, working interests and investments.

(3)         Adjusted Net Income is defined by the Company as net income (loss) excluding foreign exchange gains/losses, gains/losses on the sale of investments, impairment charges related to royalties, streams, working interests and investments, unusual non-recurring items, and the impact of taxes on all these items.

Reconciliation to IFRS measures:

	Three months ended December 31,		Twelve months ended December 31,
(expressed in millions, except per share amounts)	2015	2014	2015	2014
Net Income (Loss)	$(31.4)	$1.2	$24.6	$106.7
Income tax (recovery) expense	(4.9)	10.2	23.9	50.3
Finance costs	1.4	0.4	2.9	1.6
Finance income	(2.1)	(0.9)	(5.3)	(3.9)
Depletion and depreciation	65.8	48.9	216.3	163.1
Non-cash costs of sales	1.6	2.6	6.6	6.0
Impairment charges	62.8	30.9	62.9	31.1
Impairment of investments	0.1	0.4	2.0	0.4
Foreign exchange (gains)/losses and other (income)/expenses	2.5	2.5	5.4	1.6
Adjusted EBITDA	$95.8	$96.2	$339.3	$356.9
Basic Weighted Average Shares Outstanding	156.9	156.2	156.8	150.5
Adjusted EBITDA per share	$0.61	$0.62	$2.16	$2.37

Net Income (Loss)	$(31.4)	$1.2	$24.6	$106.7
Foreign exchange (gains)/losses and other expenses, net of income tax	1.0	1.1	5.6	1.6
Mark-to-market changes on derivatives, net of income tax	0.2	0.1	0.4	(1.1)
Impairment charges, net of income tax	50.6	29.4	50.6	29.5
Impairment of investments, net of income tax	—	0.4	1.8	0.4
Indexation adjustment	—	(0.6)	(0.4)	0.4
Valuation allowance	—	—	0.9	—
Impact of change in depreciation rate	4.0	—	4.0	—
Impact of tax rate increases	(0.7)	—	1.4	—
Adjusted Net Income	$23.7	$31.6	$88.9	$137.5
Adjusted Net Income per share	$0.15	$0.20	$0.57	$0.91

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in millions of U.S. dollars)

	December 31, 2015	December 31, 2014

ASSETS
Cash and cash equivalents (Note 5)	$149.2	$592.5
Short-term investments (Notes 6)	18.8	—
Receivables (Note 11)	65.1	72.1
Prepaid expenses and other (Note 7)	41.6	34.3
Current assets	274.7	698.9

Royalty, stream and working interests, net (Note 8)	3,257.5	2,636.9
Investments (Notes 6 & 11)	94.8	67.1
Deferred income tax assets (Note 17)	16.1	13.9
Other (Note 9)	31.2	50.1

Total assets	$3,674.3	$3,466.9

LIABILITIES
Accounts payable and accrued liabilities (Note 10)	$18.0	$17.7
Current income tax liabilities	2.8	3.4
Current liabilities	20.8	21.1

Debt (Note 13)	457.3	—
Deferred income tax liabilities (Note 17)	33.2	40.3
Total liabilities	511.3	61.4

SHAREHOLDERS’ EQUITY (Note 18)
Common shares	3,709.0	3,656.6
Contributed surplus	44.3	45.5
Deficit	(302.2)	(197.8)
Accumulated other comprehensive loss	(288.1)	(98.8)
Total shareholders’ equity	3,163.0	3,405.5

Total liabilities and shareholders’ equity	$3,674.3	$3,466.9

Commitments (Note 20)

Subsequent Event (Note 22)

The notes are an integral part of these audited consolidated financial statements and can be found in our 2015 Annual Report available on our website.

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

(in millions of U.S. dollars, except per share amounts)

	2015	2014

Revenue (Note 14)	$443.6	$442.4

Costs and expenses
Costs of sales (Note 15)	93.1	72.9
Depletion and depreciation	216.3	163.1
Impairment charges (Note 8(c))	62.9	31.1
Corporate administration (Notes 16 & 18)	15.1	16.4
Business development (Note 16)	2.7	2.2
	390.1	285.7

Operating income	53.5	156.7

Foreign exchange gain (loss) and other income (expenses) (Note 6)	(5.4)	(1.6)
Impairment of investments (Note 6)	(2.0)	(0.4)
Income before finance items and income taxes	46.1	154.7

Finance items
Finance income	5.3	3.9
Finance expenses (Note 13)	(2.9)	(1.6)
Net income before income taxes	48.5	157.0

Income tax expense (Note 17)	23.9	50.3

Net income	$24.6	$106.7

Other comprehensive loss:
Items that may be reclassified subsequently to profit and loss:
Unrealized gain (loss) in the market value of available-for-sale investments, net of an income tax recovery of $1.6 (2014 - income tax expense of $0.7) (Note 6)	(27.0)	2.2
Realized change in market value of available-for-sale investments (Note 6)	1.1	0.4
Currency translation adjustment	(163.4)	(98.9)
Other comprehensive loss	(189.3)	(96.3)

Total comprehensive income (loss)	$(164.7)	$10.4

Basic earnings per share (Note 19)	$0.16	$0.71
Diluted earnings per share (Note 19)	$0.16	$0.70

The notes are an integral part of these audited consolidated financial statements and can be found in our 2015 Annual Report available on our website.

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of U.S. dollars)

	2015	2014
Cash flows from operating activities
Net income	$24.6	$106.7
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	216.3	163.1
Impairment charges (Note 8)	62.9	31.1
Impairment of investments (Note 6)	2.0	0.4
Non-cash costs of sales (Note 15)	6.6	6.0
Other non-cash items	(0.8)	1.5
Gain on sale of investments (Note 6)	(0.9)	—
Deferred income tax (recovery) expense (Note 17)	(2.2)	18.6
Share-based payments (Note 18)	4.5	3.9
Unrealized foreign exchange loss	3.7	2.0
Mark-to-market on warrants (Note 6)	0.5	(1.3)
	317.2	332.0
Changes in non-cash assets and liabilities:
Decrease in receivables	7.0	5.9
Increase in prepaid expenses and other	(70.4)	(67.1)
Decrease in current liabilities	(0.3)	(3.8)
Net cash provided by operating activities	253.5	267.0

Cash flows from investing activities
Proceeds on sale of investments	25.6	45.2
Acquisition of investments	(111.3)	(54.6)
Proceeds from the sale of gold bullion	60.8	85.2
Acquisition of royalty, stream and working interests	(1,016.8)	(853.8)
Acquisition of other assets	—	(33.8)
Acquisition of property and equipment	—	(0.1)
Acquisition of oil & gas well equipment	(3.6)	(4.0)
Net cash used in investing activities	(1,045.3)	(815.9)

Cash flows from financing activities
Proceeds from draw of Credit Facility (Note 13)	480.0	—
Repayment of Credit Facility	(20.0)	—
Net proceeds from issuance of common shares	—	479.8
Credit facility amendment costs	(2.3)	(0.7)
Payment of dividends (Note 18(b))	(94.1)	(90.7)
Proceeds from exercise of warrants	—	1.8
Proceeds from exercise of stock options (Note 18(a))	10.5	4.5
Net cash provided by financing activities	374.1	394.7
Effect of exchange rate changes on cash and cash equivalents	(25.6)	(23.3)
Net change in cash and cash equivalents	(443.3)	(177.5)
Cash and cash equivalents at beginning of period	592.5	770.0
Cash and cash equivalents at end of period	$149.2	$592.5

Supplemental cash flow information:
Cash paid for interest expense and loan standby fees during the period	$3.0	$1.3
Income taxes paid during the period	$27.8	$22.8

The notes are an integral part of these audited consolidated financial statements and can be found in our 2015 Annual Report available on our website.